UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2024 (Report No. 3)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Foresight Autonomous Holdings Ltd. (“Foresight”) today announced the expiration of the term of Haim Siboni as chairperson of the Board of Directors of Foresight (the “Board”), effective as of July 8, 2024. The Board has appointed Vered Raz Avayo, member of the Board, as the interim chairperson of the Board. Foresight intends to re-appoint Haim Siboni as chairperson of the Board, subject to the approval of its shareholders, at its next annual shareholder meeting.

In addition, attached hereto and incorporated herein is Foresight’s press release issued on July 12, 2024, titled “Foresight Secures Follow-Up Order from Leading Japanese Vehicle Manufacturer,” copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into Foresight’s Registration Statements on Form F-3 (File No. 333-276709) and Form S-8 (Registration Nos. 333-229716, 333-239474 and 333-268653), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Foresight Autonomous Holdings Ltd. on July 12, 2024, titled “Foresight Secures Follow-Up Order from Leading Japanese Vehicle Manufacturer.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: July 12, 2024	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer